Exhibit 99.2

Form of Proxy Card of Extraordinary General Meeting of Shareholders

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held at 10:00 p.m. (Beijing time), on September 4, 2026

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

I. Proposal One

To approve as an ordinary resolution that the authorized share capital of the Company be increased (the “Increase of Share Capital”):

(a)	FROM: US$9,600,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0096 each;

(b)	TO: US$96,000,000 divided into 10,000,000,000 ordinary shares of US$0.0096 par value each;

by the creation of 9,000,000,000 authorized and unissued ordinary shares of a par value of US$0.0096 each.

___ FOR                                     ___ AGAINST                                    ___ ABSTAIN

II. Proposal Two

To approve as a special resolution that, subject to the Increase of Share Capital being effected, that the authorized and issued share capital will be re-designated and re-classified into two (2) new classes of shares of the Company (the “Re-designation and Re-classification”) as follows:

(a)	9,900,000,000 ordinary shares of a nominal or par value of US$0.0096 each in the authorized share capital will be re-designated and re-classified as 9,900,000,000 class A ordinary shares of a par value of US$0.0096 each of the Company (the “Class A Ordinary Shares”);

(b)	100,000,000 ordinary shares of a nominal or par value of US$0.0096 each in the authorized share capital will be re-designated and re-classified as 100,000,000 class B ordinary shares of a par value of US$0.0096 each of the Company (the “Class B Ordinary Shares”);

(c)	the authorized share capital of the Company will become US$96,000,000 divided into 10,000,000,000 shares comprising (i) 9,900,000,000 Class A ordinary shares of a par value of US$0.0096 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0096 each (the “Change of Authorized Share Capital”);

(d)	the 1,623,750 issued and outstanding ordinary shares of the Company currently held by ANRUITAI INVESTMENT LIMITED will be re-designated as Class B Ordinary Shares, and the remaining 31,746,065 issued and outstanding ordinary shares of the Company will be re-designated as Class A Ordinary Shares; and
(e)	the 98,376,250 unissued shares will be re-designated as Class B Ordinary Shares, and the 9,868,253,935 unissued ordinary shares of the Company will be re-designated as Class A Ordinary Shares.

___ FOR                                    ___ AGAINST                                    ___ ABSTAIN

III. Proposal Three

To approve as a special resolution that, subject to the Re-designation and Re-classification being effected, the voting rights attached to each Class B Ordinary Share of the Company be and are hereby amended (the “Amendment of Rights of Shares”):

FROM: 1 vote on all matters subject to the vote at general meetings of the Company,

TO: 100 votes on all matters subject to the vote at general meetings of the Company.

___ FOR                                    ___ AGAINST                                    ___ ABSTAIN

IV. Proposal Four

To approve as a special resolution that, subject to the Increase of Share Capital, the Re-designation and Re-classification, and the Amendment of Rights of Shares, being effected, to adopt the second amended and restated memorandum and articles of association, in the form attached as Exhibit 99.3, in substitution for, and to the exclusion of, the Company’s amended and restated memorandum and articles of association currently in effect (the “Adoption of the Second Amended and Restated M&A”).

___ FOR                                     ___ AGAINST                                    ___ ABSTAIN

V. Proposal Five

To approve as an ordinary resolution that, subject to and following the second amended and restated memorandum and articles of association taking effect, to approve the Company’s share capital (whether issued or unissued) to be consolidated at a ratio of 40-to-1, such that (i) every 40 Class A Ordinary Shares of a par value of US$0.0096 each be consolidated into one Class A Ordinary Share of a par value of US$0.384 each, and (ii) every 40 Class B Ordinary Shares of a par value of US$0.0096 each be consolidated into one Class B Ordinary Share of a par value of US$0.384 (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on the market effective date of the Share Consolidation as approved by the Nasdaq Stock Market LLC, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$96,000,000 divided into 10,000,000,000 shares comprising (i) 9,900,000,000 Class A ordinary shares of a par value of US$0.0096 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0096 each.

TO: US$96,000,000 divided into 250,000,000 shares comprising (i) 247,500,000 Class A ordinary shares of par value of US$0.384 and (ii) 2,500,000 Class B ordinary shares of par value of US$0.384 each.

___ FOR                                    ___ AGAINST                                    ___ ABSTAIN

VI. Proposal Six

To approve as a special resolution that, subject to the Share Consolidation being effected and all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, that (collectively, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

(a)	the par value of each issued and outstanding Class A ordinary share of US$0.384 par value each and Class B ordinary share of US$0.384 par value each in the share capital of the Company be reduced to US$0.00001 by cancelling US$0.38399 of the paid-up capital on each of the issued and outstanding Class A ordinary share of US$0.384 par value each and Class B ordinary share of US$0.384 par value each (the “Share Capital Reduction”);
(b)	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;
(c)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association currently in effect, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

(d)	immediately following the Share Capital Reduction:

(i) each authorized but unissued Class A ordinary share of US$0.384 par value each be subdivided into 38,400 Class A ordinary shares of US$0.00001 par value each; and

(ii) each authorized but unissued Class B ordinary share of US$0.384 par value each be subdivided into 38,400 Class B ordinary shares of US$0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

(e)	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary share of US$0.00001 par value each and unissued Class B Ordinary Shares of US$0.00001 par value each that will result in the Company having authorized share capital of US$2,500 divided into 250,000,000 shares comprising of (i) 247,500,000 Class A ordinary shares of par value of US$0.00001 each and (ii) 2,500,000 Class B ordinary shares of par value of US$0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

(f)	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be US$2,500 divided into 250,000,000 shares comprising of (i) 247,500,000 Class A ordinary shares of par value of US$0.00001 each and (ii) 2,500,000 Class B ordinary shares of par value of US$0.00001 each.

___ FOR                                    ___ AGAINST                                    ___ ABSTAIN

VII. Proposal Seven

To approve as a special resolution that, subject to the Share Consolidation and the Share Capital Reduction and Reorganization being effected, to adopt the third amended and restated memorandum and articles of association, in the form attached as Exhibit 99.4, in substitution for, and to the exclusion of, the Company’s second amended and restated memorandum and articles of association (the “Adoption of the Third Amended and Restated M&A”).

___ FOR                                     ___ AGAINST                                    ___ ABSTAIN

VIII. Proposal Eight

To approve as an ordinary resolution that, with respect to the matters duly approved under these resolutions at the Extraordinary General Meeting (the “General Authorization”):

(a)	any one or more of directors of the Company shall be authorized to do all such acts and things and execute all such documents, which are ancillary to the Increase of Share Capital, the Re-designation and Re-classification, the Amendment of Rights of Shares, the Adoption of the Second Amended and Restated M&A, the Share Consolidation, the Share Capital Reduction and Reorganization, the Adoption of the Third Amended and Restated M&A, and other proposals under the foregoing proposals, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing proposals;

(b)	the registered office service provider of the Company shall be authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing proposals; and

(c)	the Company’s share registrar and/or transfer agent shall be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

(the General Authorization, together with the Increase of Share Capital, the Re-designation and Re-classification, the Amendment of Rights of Shares, the Adoption of the Second Amended and Restated M&A, the Share Consolidation, the Share Capital Reduction and Reorganization, the Adoption of the Third Amended and Restated M&A, the “Proposals”)

___ FOR                                    ___ AGAINST                                    ___ ABSTAIN

This Proxy is solicited on behalf of the management of BAOSHENG MEDIA GROUP HOLDINGS LIMITED. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated:

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